Anghami Inc.

16th Floor, Al-Khatem Tower, WeWork Hub71,
Abu Dhabi Global Market Square, Al Maryah Island

Abu Dhabi, United Arab Emirates

October 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Veator, Stephen Krikorian, Matthew Crispino, and Jan Woo

Re:	Anghami Inc.
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted September 21, 2021
CIK No. 0001871983
SEC Comment Letter dated October 5, 2021

Ladies and Gentlemen:

On behalf of Anghami Inc. (the “Company”), we submit via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”). This Registration Statement reflects the Company’s responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 5, 2021 (the “Comment Letter”), and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement

Certain Unaudited Prospective Financial Information of Anghami, page 108

1.

In your response to prior comment 11 you state that there were no third parties involved in the preparation of the projections; however, your disclosure on page 113 indicates that one of the factors you relied on in making assumptions regarding the unaudited prospective financial information was third party forecasts for addressable market growth. Please reconcile these statements. To the extent you relied on third parties, please describe the parties and the specific information they provided. If you did not rely on any third parties, please disclose this.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there were no third parties involved in the preparation of the projections. However, the Company relied on the following open source databases to estimate the growth in its addressable markets:

●	The World Bank: For the determination of population size and internet penetration, see https://data.worldbank.org/indicator/SP.POP.TOTL?end=2020&start=2010; and
●	Population Pyramid: For the determination of the size of the age groups within targeted countries, see www.populationpyramid.net.

The Company further advises the Staff that the Company has revised its disclosure on page 121 of the Registration Statement to clarify the above sources used.

2.	We note the revisions made in response to prior comment no. 9 and have the following comments. Please separately disclose the Total Adjusted Revenue for subscription revenue, ad-supported revenue, content licensing revenue and social billing revenue for each projection period. Provide the underlying assumptions for each of those revenue streams.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 118 and 120  of the Registration Statement to address the Staff’s comment.

Consolidated Financial Statements – Anghami

Report of Independent Registered Public Accounting Firm, page F-43

3.	Please have your auditor date the Report of Independent Registered Public Accounting Firm.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Report of Independent Registered Public Accounting Firm has been updated to the reflect the appropriate date.

4.

We note that paragraph 10 of IAS 1 requires that a complete set of financial statements include a statement of financial position as at the beginning of the earliest comparative period whenever an entity makes a retrospective restatement of items in its financial statements, and that all of the statements be presented with equal prominence in a complete set of financial statements. While we understand that the related notes to the opening statement of financial position are not required, it remains unclear why the consolidated statement of financial position as of January 1, 2019 is not included in the Report of Independent Registered Public Accounting Firm.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the consolidated statement of financial position as of January 1, 2019 (“opening balance sheet”) is not considered a comparative financial statement, due to the IAS 1 permitted absence of related notes.

With reference to PCAOB AS 3105.49, the auditor is required to update the report on the individual financial statements of one or more prior periods presented on a comparative basis with those of the current period. Additionally, PCAOB AS 3105.51 acknowledges that the auditor’s report applies to the individual financial statements presented. While the presentation complies with IAS 1, the opening balance sheet cannot expressly be referred to in the context of the auditor’s report as a comparative statement which is “fairly presented” absent the related notes.

Consequently, the opening balance sheet is covered by the existing Report of Independent Registered Public Accounting Firm as it constitutes a related note to the December 31, 2019 statement of financial position. Our auditor has added the following clarifying language to the corresponding explanatory paragraph of its Report: “As discussed in Note 3.6…, which resulted in the inclusion of the January 1, 2019 balance sheet.”

Notes to Consolidated Financial Statements

3 Basis of Preparation and Significant Accounting Policies

3.1 Basis of Presentation, page F-51

5.	We note your response to prior comment 20. Please clarify how you determined that the functional currency of each of your subsidiaries is the United States dollar, as required by paragraph 17 of IAS 21. Clarify the percentage of revenues and expenses settled in U.S. dollars for each of your separate subsidiaries, as well as how you considered the other factors in paragraphs 9 through 12 of IAS 21. Clarify your disclosures to describe the factors you considered in determining the functional currency of your subsidiaries.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s management has analyzed the functional currency of each subsidiary taking into consideration the relevant factors in IAS 21 - The Effects of Changes in Foreign Exchange Rate, Paragraphs 9, 10, 11 and 12.

Anghami’s subsidiaries are formed for legal purposes, primarily to meet legal requirements to enter into sales agreements with specific clients and facilitate the hiring of employees in the respective jurisdictions where the subsidiaries are established. In the determination of each subsidiary’s functional currency:

(a)	Anghami has considered the requirements of IAS 21, paragraph 9(a)(i) in assessing the currency that influences its sales prices for its music streaming services:

(i)	Revenue generated from Telco Partners: Anghami directs the subsidiaries to set the prices in USD (since USD is the driving currency for Anghami’s costs as explained below) and then convert it into the local currency of the Telco partner, which could be different from the local currency of the subsidiary’s jurisdiction, for example, Anghami FZ LLC (established in UAE) would generate revenue from Omani Telco partners in Omani Rial (OMR), Moroccan Telco partners in Moroccan Dirham (MAD), UAE Telco partners in Emirati Dirham (AED). Anghami instructs its subsidiaries to adjust the rates charged to Telco partners regularly to take into consideration any fluctuation in currencies. The majority of the revenue currencies from Telco partners are pegged to USD.
(ii)	Direct subscription revenue: Revenues generated by each subsidiary through the app stores (Apple Store and Google Play) and from the usage of credit cards are set and collected in USD.
(iii)	Advertising revenue: Advertising revenue generated by each subsidiary is set in USD.

(b)	Anghami has considered the requirements of IAS 21, Paragraph 9(b) in assessing the currency that influences its operating costs. The costs are booked in the subsidiary that has entered into the agreement with the supplier covering costs on behalf of all the Anghami’s subsidiaries. Anghami does not allocate operating costs paid by one subsidiary to the other subsidiaries benefiting from the service. For example, Anghami FZ LLC (established in UAE) has entered into the majority of the label and publishing agreements representing the majority of the content and publishing rights costs and pays the costs in USD on behalf of all the Anghami entities. While Anghami for Digital Content (“ADC”) (established in Egypt) has entered into the marketing agreements (with Facebook), and technology infrastructure providers (Amazon Web Services) and pays the costs on behalf of all Anghami entities in USD. The content, publishing, marketing and technology infrastructure costs, which represent the majority of Anghami and its subsidiaries’ costs, are all charged and paid for in USD. The remaining costs (such as local employees cost, rent, utilities, etc.) are paid in the local currencies.

(c)	Anghami has considered the requirements of IAS 21, Paragraphs (10)(a) and (10)(b)

(i)	The revenues from customers (mainly Telco Partners or advertising customers) operating in a different jurisdiction, compared to the subsidiary’s jurisdiction, are collected and retained in USD.
(ii)	All the funding is raised by Anghami in USD and is utilized to support the subsidiaries working capital requirements.

IAS 21, paragraph 11 provides additional factors to assess the functional currency of a foreign operation and whether its functional currency is the same as the reporting entity. This includes assessing if the foreign operation carries on with business as if it were an extension of the parent’s operations, and whether its functional currency is the same as the parent. The following factors were considered by Anghami when assessing the functional currency of its foreign operations, particularly with respect to whether their functional currency is the same as that of the reporting entity:

(a)	Autonomy: The subsidiaries are not capable of operating autonomously and provide services to their clients independently without direct operational and financial support from Anghami and other group companies. For example, to provide the Anghami music streaming service, the sales contract could be signed with one subsidiary while the content/labels licensing contracts are signed with another subsidiary, the technology infrastructure contract with a different subsidiary, and the marketing contract signed with yet another subsidiary. This means that in substance, Anghami and its subsidiaries operate as one unit to provide Anghami’s services. The only service offered by the group is the music streaming service which is used to generate subscription and advertising revenues. The subsidiaries provide the music streaming services utilizing the Anghami application, intellectual property and technology which are contracted by various Anghami subsidiaries and are controlled and managed by Anghami on behalf of the group.

(b)	Proportion of transactions: Each subsidiary has a high proportion of its transactions with the parent company.

(c)	Proportion of cash flows: Anghami manages the cash flows of the full group on a consolidated basis. The cash flows are regularly transferred from subsidiaries to the parent company to manage the cash flows at a group level or utilized to pay certain costs and expenses on behalf of all the group entities. For example, Anghami’s subsidiary in Egypt, ADC pays the marketing expenses and technology infrastructure costs on behalf of the group which are paid in USD, and Anghami’s subsidiary in UAE, Anghami FZ LLC pays the majority of the content cost on behalf of all the group entities which are paid in USD.

(d)	Debt service: All the funding and capital raising is centralized at Anghami level. The underlying subsidiaries do not have adequate financial resources to manage all their requirements without Anghami’s support. Anghami supports the subsidiaries working capital requirements.

Based on the above, the group’s management concluded that the subsidiaries operations are carried out as an extension of Anghami, and that the subsidiaries should have the same functional currency as that of Anghami.

Furthermore, Anghami has considered the primary economic environment factors in IAS 21 paragraph 9(a) and (b) in determining its functional currency:

(a)	Approximately 72% of Anghami’s revenues in the fiscal year ended December 31, 2020 are derived in USD:

●	All direct revenues (approximately 30% of total revenue) generated from application stores (i.e., Apple and Google Play) and through credit cards are priced by Anghami in USD;
●	The advertising revenue (approximately 19% of total revenue) is priced by Anghami in USD; and
●	The revenue generated from Telcos (both Business to Business and Business to Customers) are mainly generated from countries where the exchange rate is pegged to the USD (such as UAE, KSA, Oman, Qatar, Bahrain, and Jordan) - these represent approximately 23% of total revenue.

(b)	Approximately 70% (as a percentage of revenue) of Anghami’s costs for the fiscal year ended December 31, 2020 were incurred in USD:

●	All major labels costs include a minimum guarantee which is set and paid in USD. These costs represent 28.6% of 2020 revenue;
●	Publishing costs paid to PROs is paid in USD. This cost represents 5.5% of 2020 revenue;
●	Infrastructure cost (mainly paid to Amazon Web Services) is charged entirely in USD, this represents 7% of 2020 revenue;
●	The majority of employees’ salaries and costs are recognized and paid in USD - they represent 11.5% of 2020 revenue; and
●	Total marketing expenses paid mainly to the global technology companies (Facebook, Google, Snapchat, Twitter, Apple, etc.) are charged in USD. These amounts represent 17.5% of 2020 revenue.

As per IAS 21 paragraph 10, an additional factor that may provide evidence of the functional currency is the currency in which funds from financing activities (debt and equity instruments) are generated. All of Anghami’s equity funding rounds (including convertible equity instruments) were denominated in USD, which provides additional evidence that the USD is Anghami’s functional currency in accordance with IAS 21, Paragraph 10.

Based on the above, as per IAS 21 Anghami has concluded that the USD is the functional currency of the group since it is the currency that most faithfully represents the economic effects of its underlying transactions, events and conditions.

The Company further advises the Staff that the Company has revised its disclosure on page F-68 to address the Staff’s comment and clarify the above.

6.	We note your response to prior comment 22. Please clarify your disclosures to describe the specific exchange rates used to translate transactions in Lebanese pounds during the period, and the exchange rates used to translate monetary assets and liabilities as of December 31, 2020, as described in your response. Please also disclose the source of these rates and your reason for using these rates. Also provide these disclosures for any interim financial statements included in future amendments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on pages 211 and F-67 of the Registration Statement to address the Staff’s comment.

The group is contractually required to issue its invoice to the Lebanese Telco partners in USD which are settled in Lebanese Pounds based on the official rate of 1,507.5 LBP / USD as set by the Lebanese Central Bank (Banque Du Liban). On the other hand, commercial transactions with third-parties (such as salaries, local label costs, etc.) in Lebanon are settled in USD using the prevailing market rates at the date of settlement. To reasonably measure the outstanding balances in Lebanese Pounds and estimate the cash flows that would be generated / used from the realization of the group’s monetary assets and liabilities dominated in Lebanese Pounds, the group has remeasured all of its monetary assets and liabilities and related foreign exchange losses using the prevailing market rate.

3.2 Basis of Consolidation, page F-52

7.	Please explain more specifically how you direct the relevant activities of Anghami for Digital Content (ADC). Describe the composition of the board of directors of ADC and the respective voting rights of these individuals. Also describe the composition of senior management and how significant operating decisions that impact ADC are made. Disclose the specific contractual arrangement that gives you the right to direct the relevant activities of ADC. Revise your footnote disclosures to include this information.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Anghami’s subsidiary in Egypt, ADC, does not operate autonomously, and that it is directly managed by Anghami’s senior management, being the Chief Executive Officer, the Chief Technical Officer and the Vice President of Finance, who manage all key operational and financial decisions related to ADC.

ADC’s legal directors are the same three employees who are acting as nominees/custodians on behalf of Anghami with no voting rights. Each of the three employees have also entered into nominee agreements with Anghami pursuant to which:

●	Each employee acknowledges that Anghami has the full power to direct all of ADC’s activities and make all relevant operational and financial decisions, and they undertake to implement Anghami’s management’s and/or board of directors’ decisions, as applicable;

●	Each employee undertakes not to take or cause any action, make any operational and/or financial decision or enter into any transaction or agreement, directly or indirectly, whether by or on behalf of ADC, without the explicit approval of Anghami’s management and/or board of directors, as applicable, which approval shall be at the sole discretion of Anghami;

●	Each employee undertakes not to take any action or make any decision which contravenes with the decisions of Anghami;

●	Each employee acknowledges that the shares held by them are entirely and exclusively owned by Anghami and that the rights inherent to the said shares belong to Anghami;

●	Each employee undertakes, in his capacity as shareholder and director, to remit the shares to Anghami and transfer their ownership to Anghami upon first demand, free of charge;

●	Each employee undertakes to remit without consideration to Anghami all profits and amounts received from ADC in relation to the said shares; and

●	Each employee undertakes not transfer or assign any of the shares without the written consent of Anghami or give any of the shares as collateral.

The Company further advises the Staff that the Company has revised its disclosure on pages 49, 155 and F-69 of the Registration Statement to address the Staff’s comment and has also filed these nominee agreements as additional exhibits 10.12, 10.13, and 10.14 to the Registration Statement.

8.	Please explain more specifically how you have the rights to variable returns with ADC. Explain how often operating profits or cash flows are remitted to you and the amounts that have been remitted for each period presented. Also explain if you have obligations to fund operating losses or provide financing. Disclose the specific contractual arrangement that gives you the rights to the variable returns. Revise your footnote disclosures to include this information.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff to refer to the response above provided with respect to Staff’s comment 7. The Company further advises the Staff that ADC transfers cash to Anghami on an ad hoc basis at Anghami’s request or utilizes its cash to pay operating costs and expenses on behalf of all group entities at the instruction of Anghami. Anghami has received $420,000 and $0 for the fiscal years ended December 31, 2019 and 2020 respectively. Whilst Anghami does not have a legal obligation to fund ADC, Anghami regularly funds ADC’s working capital requirements through non-interest bearing intercompany transfers or settles ADC’s obligations as needed.

9.	Clarify your footnote disclosure to describe the specific steps or approvals that must take place in order to transfer ownership of ADC to you, the factors that may prevent you from being able to achieve these steps, and your assessment of the risks of achieving these steps. Please also disclose the impact on your financial statements if you are unable to transfer ownership, or otherwise maintain control, including the risk of deconsolidation of this subsidiary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page F-69 of the Registration Statement to address the Staff’s comment.

3.4 Summary of Significant Accounting Policies

Revenue Recognition

Subscription Revenue, page F-56

10.	In your response to prior comment 25 you state that all of Anghami’s revenue is recognized on a gross basis. However, your disclosures states that you assess the facts and circumstances, including whether the partner is acting as a principal or agent and then recognize revenue either gross or net. Please revise your disclosures to clarify your specific accounting policies for each revenue stream. Clarify the services provided by the partner and whether you recognize revenue net of the amount retained by the partner for collecting the fees, or whether you recognize the gross amount received from the end user as revenue and the amount paid to the partner for collecting the fee as an expense.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page F-72 of the Registration Statement to address the Staff’s comment.

11.	In your response to comment 26 you state that for arrangements where you sell your premium subscriptions to third parties and Telcos who bundle these subscriptions with data or other services offered by them and sell to their end user, you have determined that you are acting as a principal and recognize revenue on a gross basis as your obligation is limited to delivering the subscriptions to the buyers and you do not control the ultimate use, bundle structure or price offered. Please clarify how you are the principal in these transactions if you do not control these aspects of the arrangement. Clarify if you mean you are an agent and recognize your share of the revenue received from the third party or Telco. Otherwise, clarify if you recognize the gross amount paid by the end user as revenue and the amount paid to, or retained by, the partner for the services it offers as an expense, and the basis for your accounting policy. Revise your disclosures to include this information.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that when Anghami sells its premium subscriptions in bulk to third-parties and Telco partners who bundle these subscriptions with data or other services offered by them, the customer from Anghami’s perspective is either the third-party or the Telco partner acquiring the premium subscriptions, and not the end-users. Anghami sells the subscriptions in bulk at discounted prices to these third-parties or Telco partners, who then resell or distribute the purchased premium subscriptions to their end users as part of a bigger bundle. Anghami has determined that the third-parties and the Telco partners are Anghami’s customers and not the end-users. Anghami recognizes the revenue received from the third-parties or Telcos acquiring the premium subscriptions in bulk.

For example, Anghami sells premium subscriptions to a Telco Partner at a discounted price of $1 per premium subscription. The Telco partner then bundles the Anghami subscription (which is sold at a retail price of $5 per premium subscription) with a video streaming service (which is sold at a retail price of $10 per subscription) and sells it to their end-users at a combined price of $7. In this example, Anghami would recognize $1 per premium subscription in revenue.

The Company further advises the Staff that the Company has revised its disclosure on page F-72 of the Registration Statement to address the Staff’s comment.

12.	In your response to prior comment 26 you state that when the vouchers are delivered to the customers, Anghami’s obligations are satisfied and the revenue from the sale of these bulk premium subscriptions is recognized at delivery. Please clarify whether you have an obligation to provide the end users with access to your platform, including the online streaming content and unlimited downloads, during the course of the subscription period, and how you took this into consideration in determining that your performance obligation is satisfied upon delivery of a voucher to a customer. Please describe your specific performance obligations in these arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page F-72 of the Registration Statement to address the Staff’s comment.

Anghami has the obligation to provide the end users with access to its platform if the subscription is activated/utilized during the validity period. The premium subscriptions sold in bulk have a one-month validity period and are invoiced in arrears, and thus Anghami recognizes the revenue in the same invoicing period as the performance obligations are satisfied.

Ad-supported Revenue, page F-56

13.	We note your response to prior comment 27. Please clarify the following with respect to your arrangements with advertising exchange platforms and advertising agencies:

●	Clarify if the contract that provides the right to consideration from the advertising customer is between you and the advertising customer, or between the advertising exchange platform/agency and the advertising customer.
●	Describe who negotiates the other key terms of the ad purchase (e.g., number of impressions or placement of ads on your site) and who is responsible for remedies to the customer for issues, including providing customer refunds.
●	Clarify if ads are placed by an auction system whereby advertisers bid for placement on your platform and whether the advertising exchange has the exclusive ability to monetize your inventory, or whether you have the ability to accept or reject the ad and otherwise direct the use of your inventory. Also, clarify whether you have the ability to modify the ad.
●	Explain more specifically the services the advertising exchange platform/agency provides and how they channel ads to your platform.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Anghami sources advertisements to be broadcasted on the Anghami platform through the following three channels:

1.	Agency Channel: This channel is mainly used to source advertisements from large corporate clients. Such clients usually deal with an advertising agency that manages their advertising campaigns. Anghami works with Digital Media Services (“DMS”) who acts as Anghami’s agent in dealing with the advertising clients’ agencies. DMS promotes Anghami’s advertising products based on a pre-agreed pricing schedule that is set on a quarterly basis. The pricing schedule is agreed between Anghami and DMS and is set by geographic market, industry and segment. DMS has restricted rights in offering discounts to clients. As per IFRS 15 paragraph B37, an agent can have some flexibility in setting prices in order to generate additional revenue from its services without impacting control over the service.

2.	Direct Sales Channel: This channel relates to smaller corporate clients who do not work through advertising agencies. Anghami’s sales team identifies and manages these clients directly and agrees on the advertising campaigns’ details including the type of Ad (audio, video, or banner), the advertisement to be broadcasted on the Anghami platform, number of impressions, campaign period, targeted demographics / markets, etc.

3.	Programmatic Advertisements Channel: This relates to open exchange/programmatic advertisements received from advertisement marketplaces such as The Trade Desk and Google DV360.

Clarify if the contract that provides the right to consideration from the advertising customer is between you and the advertising customer, or between the advertising exchange platform/agency and the advertising customer.

1.	Agency Channel: The advertising agency representing the advertising customer submits an insertion order, which acts as a contract between the two parties and specifies the type of the Ad (audio, video, or banner), the advertisement to be broadcasted on the Anghami application, number of impressions, campaign period, targeted demographics / markets, etc. Anghami is responsible for delivering the advertisement campaigns on its platform to all the advertising clients and providing the required evidence to support that the service has been delivered. If the advertising campaign is not delivered, Anghami or its appointed agent cannot invoice the advertising clients.

2.	Direct Sales Channel: Anghami’s team receives the insertion order directly from the advertising customer, which acts as a contract between the two parties and includes the advertising campaign details for approval. Anghami is responsible for delivering the advertisement campaigns on its platform to all the advertising clients and providing the required evidence to support that the service has been delivered. If the advertising campaign is not delivered, Anghami or its appointed agent cannot invoice the advertising customers.

3.	Programmatic Advertisements Channel: There is no direct contract between Anghami and the Open Exchange. The contract is between DMS and the Open Exchange. Anghami accesses the open exchange directly through the DMS account. Anghami is responsible for delivering the advertisement campaigns on its platform and providing the required evidence to support that the service has been delivered. If the advertising campaign is not delivered, Anghami or its appointed agent cannot invoice the Open Exchange.

Describe who negotiates the other key terms of the ad purchase (e.g., number of impressions or placement of ads on your site) and who is responsible for remedies to the customer for issues, including providing customer refunds.

1.	Agency Channel: The insertion order and campaign material are uploaded on the “Ad-Network Platform” (which is on Anghami’s servers and subject to its control) for Anghami’s team to review and approve the following:

●	Customer: Anghami has the right to reject any advertising campaign, due to conflict with an existing advertising campaign, type of customer, targeted market, etc.
●	Pricing: Anghami chooses between different campaigns / channels to maximize the value of its ads inventory. If the pricing does not meet Anghami’s target it can be rejected.
●	Creative requirements: Anghami’s team reviews each advertisement to ensure that it will be successful in attracting users’ attention, targeted conversion rates, technical quality requirements and respects societal/targeted demographics’ values.

When an advertising campaign is approved by Anghami’s team it becomes part of the ads portfolio available on the “Ad-Network Platform” for broadcasting to the Anghami users. Anghami is responsible for delivering the agreed advertisement campaigns on its platform and ensuring it meets the agreed criteria and quality and providing any remedies to the client.

2.	Direct Sales Channel: The key terms are negotiated directly by the Anghami in-house sales team. If the advertising campaign is approved by Anghami’s team, it will become part of the ads portfolio available on the “Ad-Network Platform” which is operated on Anghami’s servers and subject to its control, and DMS will be informed about this new customer. Anghami is responsible for delivering the agreed advertisement campaigns on its platform and ensuring it meets the agreed criteria and quality and providing any remedies to the customer.

3.	Programmatic Advertisements Channel: The process does not require any negotiation. Anghami’s platform uses an automatic interface between its platform and the advertisements marketplaces to source advertisements to be displayed on the Anghami platform. The advertisements displayed on the Anghami platform are selected based on Anghami’s set criteria including the type of customers, targeted markets, targeted demographics, pricing, number of impressions, etc. Anghami approves or rejects advertisements that do not meet its set criteria. Anghami is responsible for delivering the agreed advertisement campaigns on its platform and ensuring it meets the agreed criteria and quality and providing any remedies to the customer.

Clarify if ads are placed by an auction system whereby advertisers bid for placement on your platform and whether the advertising exchange has the exclusive ability to monetize your inventory, or whether you have the ability to accept or reject the ad and otherwise direct the use of your inventory. Also, clarify whether you have the ability to modify the ad.

The ads are not placed by an auction system. The inventory risk remains with Anghami at all times. DMS does not buy/commit to purchase advertising inventory. The advertising inventory is selected by Anghami from the approved clients (through the Agency Channel and Direct Sales Channel) and programmatic advertisements based on Anghami’s set criteria.

On the whole, Anghami controls the process of selecting the source of the advertisements to be displayed on the Anghami platform from the above three channels to maximize the returns from the available ads inventory. If there are no approved ads available on the “Ad-Network Platform” (sourced from Agency Channel or Direct Sales Channel), then the platform accesses the Programmatic Advertisements Channel to source ads that meet Anghami’s pre-set criteria to be displayed. Anghami also broadcasts in-house advertisements (i.e., advertising Anghami platform features) to its users.

All the advertising prices are set by Anghami (for the Agency Channel and the Direct Sales Channel) on a regular basis. For the Programmatic Advertisements Channel, the ads price is a selection criterion used by Anghami in sourcing the ads from the advertisement marketplaces. In addition, Anghami has the ability to direct the use of its platform to meet its returns targets.

Anghami does not have the ability to modify the ad. The ad specifications are set in the initial phase before the ad is approved to be added to the “Ad-Network Platform”. If the ad specifications are not acceptable to the Anghami team, the ad will be rejected.

Explain more specifically the services the advertising exchange platform/agency provides and how they channel ads to your platform.

1.	Agency Channel: DMS’ services revolve around (1) marketing Anghami’s advertising platform to the marketing agencies, (2) sourcing advertising orders to be broadcasted on the Anghami platform, and (3) managing the invoicing and collections process on behalf of Anghami. DMS receives a percentage of the revenue generated (40.5%) against these services.

2.	Direct Sales Channel: For this channel, DMS’ service is limited to managing the invoicing and collections process on behalf of Anghami. DMS receives a percentage of the revenue generated (10.0%) against their services.

3.	Programmatic Advertisements Channel: For this channel, DMS utilizes its access to multiple advertising platforms to secure high volumes from such advertisement marketplaces at attractive pricing. Anghami accesses the advertisement marketplaces through DMS’s account to benefit from the higher prices secured by DMS. Anghami does not have a commitment to broadcast on its platform a minimum number of advertisements. DMS receives a percentage of the revenue generated (30.0%) against their services.

The Company further advises the Staff that the Company has revised its disclosure on page F-73 of the Registration Statement to address the Staff’s comment.

14.	We note your disclosure on page 154 that you source your advertising customers through advertising agency, Digital Media Service (“DMS”), who receives a 40.5% revenue share of the gross advertising value and that in 2020, you launched an additional “direct ads” service, whereby you work with brands while DMS invoices and collects the receivables with a 10% revenue share. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Please provide the information requested in the preceding comment as it relates to both of these arrangements

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff to refer to the answer provided with respect to Staff’s comment 13 above.

10 Income Tax, page F-72

15.	Please disclose the information that you provide in your response to prior comment 10. Further, we note your disclosures indicated that you incurred withholding tax expense on revenue from foreign jurisdictions. Please clarify if this relates to the distributions from subsidiary entities (mainly ADC and Anghami KSA) to Anghami Cayman that you describe in your response, or whether this is tax expense on revenues. If the latter, please clarify why withholding taxes on revenue are included in income tax expense and the authoritative accounting literature upon which you are relying in accounting for these taxes. Please clarify your disclosures accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the staff that the disclosures are now updated in the financial statements for the previous response. Regarding the current question, in line with our previous response, withholding taxes (“WHT”) include taxes paid on distributions from subsidiary entities (mainly ADC and Anghami KSA) to Anghami, in addition to WHT for income generated from Telco partners. These Telco partners operate in countries where Anghami does not have an operating entity. Anghami has service agreements with Telco companies in number of countries such as Morocco, Oman and Tunisia. The tax on services performed by a non-resident company is deducted from Anghami’s payments received from the operator (net of any expenses and/or deduction) based on the WHT rates for the respective countries which are established as part of the existing withholding tax regimes for each country. For example, foreign companies that do not have a permanent establishment in Oman for tax purposes and that derive certain income, including the provision of services, from Oman are subject to WHT at 10% of income.

As per IAS 12 paragraph 2, income taxes include all domestic and foreign taxes which are based on taxable profits. Income taxes also include taxes, such as withholding taxes, which are payable by a subsidiary, associate or joint arrangement on distributions to the reporting entity, i.e. Anghami in this case.

For withholding taxes that are determined to be in the scope of IAS 12, this requires that the income and the related withholding tax expense are each presented in the statement of comprehensive income. This reflects the fact that the withholding tax is a tax on the non-resident company (in this case Anghami) that has been paid on Anghami’s behalf by the Telco partner as a paying agent, hence these are classified under income tax expenses within the purview of IAS 12.

The Company further advises the Staff that the Company has revised its disclosure on page F-90 of the Registration Statement to clarify per the response above. The Company further advises the Staff that no change was required to Anghami’s accounting polices considering the materiality of WHT incurred on income generated from Telco partners which is less than 2% of revenue and less than 3% of total assets.

We hope that the foregoing has been responsive to the Staff’s comments.

Very Truly Yours

By:	/s/ Edgard Maroun
Name:	Edgard Maroun
Title:	Chief Executive Officer